Exhibit 99.2

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ELBIT SYSTEMS LTD.

August 23, 2005

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

ê  Please detach along perforated line and mail in the envelope provided.  ê

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

				FOR	AGAINST	ABSTAIN
		1.	Approval and ratification of the share transfer deed entered into by the Company on July 6, 2005 regarding the purchase from Koor Industries Ltd. (“Koor”) of its ordinary shares in Elisra Electronic Systems Ltd., as well as approval and ratification of the amendment agreement entered into on July 6, 2005 by the Company and Koor relating to the amended share transfer deed and amended shareholder agreement, amending the original agreements entered into on December 27, 2004 regarding the Company’s purchase of Koor’s ordinary shares in Tadiran Communications Ltd.	☐	☐	☐
				YES	NO
			Indicate whether you do or do not have a personal interest in the matters underlying this Proposal.	☐	☐

Any proxies previously given are hereby revoked.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 23, 2005

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and ILAN PACHOLDER, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned’s ordinary shares of ELBIT SYSTEMS LTD. (the “Company”), at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel on August 23, 2005, at 4 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” Proposal listed on the reverse side, subject to indicating whether or not there is a personal interest in matter underlying the Proposal.

(Continued and to be signed on the reverse side)